

September 30, 2014

Via E-Mail
Mr. Kevin S. Royal
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, CA   92123

> **Re: Maxwell Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 20, 2014**
> **Form 10-Q for the quarterly period ended June 30, 2014**
> **Filed July 31, 2014**
> **File No. 1-15477**

Dear Mr. Royal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended June 30, 2014

Consolidated Balance Sheet, page 4

1.   We note that your outstanding trade and other accounts receivable as of June 30, 2014 are $39.9 million, which is an approximately $10 million increase over your outstanding trade and other accounts receivable as of December 31, 2013. We further note that your revenue for the six months ended June 30, 2014 was $92.1 million compared to $103.4 million for the same period in the prior year. Finally, we note your disclosure on pages 27 and 28 of MD&A which state, "The increase in accounts receivable was primarily due to shipment linearity patterns, where shipments were heavily weighted to the end of the quarter, as well as timing of payments at the end of the quarter." Please explain to us in detail how the shipment linearity patterns contributed to the disparity between the increase in the receivable balance and decrease in revenue recognized.

Note 3 – Credit Facility, page 12

2.   As stated in the first paragraph of Note 6 in Form 10-K for the year ended December 31, 2013, we note that "The availability of the Revolving Line of Credit expired on February 5, 2014 and the Company has not borrowed any amounts to date under the Revolving Line of Credit." We further note that you are not eligible to borrow any additional amounts under the Credit Facility as a result of the events of default disclosed – i.e., in violation with respect to the requirement to maintain a minimum liquidity ratio at all times and the failure to maintain the required quarterly EBITDA. In this regard, please explain to us how you were able to borrow $3 million under the Revolving Line of Credit in March 2014 as disclosed in the second paragraph of this note.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief